SEC File Number
001-15149

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	[ ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K	[X] Form 10-Q	[ ] Form N-SAR

For Period Ended: September 30, 2004
[   ] Transition Report on Form 10-K
[   ] Transition Report on Form 20-F
[   ] Transition Report on Form 11-K
[   ] Transition Report on Form 10-Q
[   ] Transition Report on Form N-SAR
For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I – Registrant Information

Full Name of Registrant:	Lennox International Inc.

Former Name if Applicable:	Not Applicable

Address of Principal Executive Office (Street and Number):	2140 Lake Park Blvd.

City, State and Zip Code:	Richardson, Texas 75080

Part II – Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]   (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]    (c)    The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III – Narrative

         State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

          As previously announced, the Audit Committee of the Board of Directors conducted an inquiry into the accounting practices at the Registrant’s Service Experts business segment. As a result of the inquiry, the Registrant filed a Form 12b-25 for each of its (i) Annual Report on Form 10-K (the “Form 10-K”) for the fiscal year ended December 31, 2003, (ii) Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 (the “First Quarter Form 10-Q”) and (iii) Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (the “Second Quarter Form 10-Q”). The Registrant recently filed the Form 10-K, the First Quarter Form 10-Q and the Second Quarter Form 10-Q (the “Recent Filings”). Because of the effort and expense involved in completing the Recent Filings, the Registrant has not been able to complete the preparation and assimilation of information required for its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004 (the “Third Quarter Form 10-Q”) by the prescribed due date without incurring unreasonable effort and expense. The Registrant expects to file the Third Quarter Form 10-Q within the extension period specified in Rule 12b-25(b)(2)(ii).

Part IV – Other Information

        (1)    Name and telephone number of person to contact in regard to this notification

David L. Inman	(972)	497-5000
(Name)	(Area Code)	(Telephone Number)

        (2)    Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[X] Yes     [   ] No

        (3)    Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [   ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

       The Registrant’s total revenue from continuing operations for the three months ended September 30, 2004 is expected to increase 2% to $771.9 million. The Registrant’s income from continuing operations for the third quarter of 2004 is expected to be $28.0 million as compared to $30.5 million in the third quarter of 2003. Discontinued operations are expected to negatively affect earnings by $9.2 million in the third quarter of 2004, resulting in net income of $18.8 million.

Lennox International Inc.

(Name of the Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 9, 2004	By:	/s/ David L. Inman.
		Name:	David L. Inman
		Title:	Vice President, Controller and Chief Accounting Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION: Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).